CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-288224 on Form F-10 and to the use of our reports dated March 30, 2026, relating to the financial statements of Northern Dynasty Minerals Ltd. and the effectiveness of Northern Dynasty Minerals Ltd.'s internal control over financial reporting, appearing in this Annual Report on Form 40-F for the year ended December 31, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
September 14, 2026